UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	NUVEEN MULTI-ASSET INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Mark L. Winget

Vice President and Secretary

Nuveen Multi-Asset Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies of Notices and Communications to:

Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES[ ]            NO[x]

Item 1.	Exact name of registrant.

Nuveen Multi-Asset Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on April 22, 2021.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

The Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Sub-Advisers

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

NWQ Investment Management Company, LLC

2029 Century Park East, Suite 1600

Los Angeles, California 90067

Santa Barbara Asset Management LLC

2029 Century Park East, Suite 1600

Los Angeles, California 90067

Teachers Advisors, LLC

730 Third Avenue

New York, New York 10017

Winslow Capital Management, LLC

4400 IDS Center, 80 South Eighth Street

Minneapolis, Minnesota 55402

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Name and Address	Position(s) with the Registrant

Terence J. Toth 333 West Wacker Drive Chicago, Illinois 60606	Chair of the Board of Trustees and Trustee

Jack B. Evans 333 West Wacker Drive Chicago, Illinois 60606	Trustee

William C. Hunter 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Albin F. Moschner 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John K. Nelson 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Judith M. Stockdale 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Carole E. Stone 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Matthew Thornton III 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Margaret L. Wolff 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Robert L. Young 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Name and Address	Position(s) with the Registrant

David J. Lamb 333 West Wacker Drive Chicago, Illinois 60606	Chief Administrative Officer

Mark J. Czarniecki 901 Marquette Avenue Minneapolis, Minnesota 55402	Vice President and Assistant Secretary

Diana R. Gonzalez 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Nathaniel T. Jones 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Treasurer

Tina M. Lazar 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Brian J. Lockhart 333 West Wacker Drive Chicago, Illinois 60606	Vice President

Jacques M. Longerstaey 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262	Vice President

Kevin J. McCarthy 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

Jon Scott Meissner 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262	Vice President and Assistant Secretary

Deann D. Morgan 730 Third Avenue New York, New York 10017	Vice President

Christopher M. Rohrbacher 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Assistant Secretary

William A. Siffermann 333 West Wacker Drive Chicago, Illinois 60606	Vice President

E. Scott Wickerham 8500 Andrew Carnegie Boulevard Charlotte, North Carolina 28262	Vice President and Controller

Mark L. Winget 333 West Wacker Drive Chicago, Illinois 60606	Vice President and Secretary

Name and Address	Position(s) with the Registrant

Gifford R. Zimmerman 333 West Wacker Drive Chicago, Illinois 60606	Chief Compliance Officer and Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes. The Registrant will file a registration statement on Form N-14 in connection with three reorganization transactions (the “Reorganizations”) in which, subject to the satisfaction or waiver of certain conditions described in the Form N-14, Nuveen Diversified Dividend and Income Fund, Nuveen Tax-Advantaged Total Return Strategy Fund and Nuveen Tax-Advantaged Dividend Growth Fund, each a Massachusetts business trust (together, the “Target Funds”), will reorganize into the Registrant, with Target Fund shareholders receiving newly issued common shares of the Registrant. The Registrant currently intends to make a public offering of its securities only in connection with the closing of the Reorganizations.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable

Item 10.	State the current value of registrant’s total assets.

The current value of the Registrant’s total assets is $0. The Registrant was formed for the purpose of effecting the Reorganizations and does not intend to commence operations prior to the consummation of the Reorganizations.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its securityholders, if any.

Not applicable

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the State of Illinois on the 14th day of May, 2021.

Nuveen Multi-Asset Income Fund

By:	/s/ Mark L. Winget
Mark L. Winget
Vice President and Secretary

Attest:

/s/ Celeste Clayton
Celeste Clayton
Assistant Secretary